SECOND QUARTER RESULTS DRIVEN BY ROBUST REVENUE GROWTH OF 233% AT ONLINETEL

Toronto, May 21st, 2003 -- Eiger Technology, Inc. (TSX: AXA, OTCBB: ETIFF) is pleased to report results for the second quarter of fiscal year 2003. Revenues for the three months ending March 31st, 2003 increased 36% to $7.3 million from $5.4 million during the same period last year, due largely to growth at Onlinetel. Net loss for the quarter was $445,000 or ($0.01) per diluted share, compared to a loss of $1.5 million or ($0.04) per diluted share during the same quarter last year. Cash equivalents and working capital at March 31st, 2003 were $1.2 million and $1.7 million, respectively.  Revenue from ongoing operations were as follows:

($'000's) FYE-Sept.	Q2/03	Q2/02	Increase (Decrease)
Onlinetel	1,243	374	+233%
Eiger Net	3,037	2,231	+36%
K-Tronik	2,758	2,441	+13%
Newlook	257	319	-19%
Total	7,295	5,365	+36%

Onlinetel continues its robust growth with revenues of $1.2 million for the quarter, up 233% from $374,000 in the comparable quarter last year and up 24% from $1.0 million for the quarter ending December 31st, 2002. Furthermore, Onlinetel has achieved a key milestone as EBITDA (earnings before interest, taxes, depreciation and amortization) improved to nil in the quarter, from a loss of $190,000 in the prior year.

In addition, K-Tronik posted a strong contribution in the quarter as it moves toward the public listing of its shares on the Nasdaq exchange, anticipated in the near term, subject to regulatory approvals. K-Tronik’s revenues in the quarter increased to $2.8 million, up 13% from $2.4 million in the prior year and up 45% from $1.9 million in the previous quarter. EBITDA for K-Tronik improved to positive $68,000 in the quarter, from negative $310,000 in the same quarter last year.

  “We continue to achieve success at our Onlinetel subsidiary as we capitalize on the growth of emerging alternative long distance telephony trends in North America and leverage through our established VoIP network.” said Gerry Racicot, CEO of Eiger. “We expect to enhance our market share going forward, both organically and through acquisition.”

Eiger Technology, Inc.,  headquartered in Toronto, Ontario is a publicly traded company listed on the Toronto Stock Exchange. Visit Eiger Technology, Inc's. Website at "http://www.eigertechnology.com. For more information please call (416) 216-8659.

The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.